UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934*

(Amendment No. 1)

Legacy Acquisition Corp.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

524643103

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 524643103	13G/A	Page 2 of 9

1.	Names of Reporting Persons Coliseum Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,769,348
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,769,348

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,769,348
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.5%
12.	Type of Reporting Person (See Instructions) OO, IA

CUSIP No. 524643103	13G/A	Page 3 of 9

1.	Names of Reporting Persons Coliseum Capital, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,022,219
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,022,219

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,022,219
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.9%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 524643103	13G/A	Page 4 of 9

1.	Names of Reporting Persons Coliseum Capital Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,022,219
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,022,219

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,022,219
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.9%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 524643103	13G/A	Page 5 of 9

1.	Names of Reporting Persons Adam Gray
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,769,348
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,769,348

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,769,348
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.5%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 524643103	13G/A	Page 6 of 9

1.	Names of Reporting Persons Christopher Shackelton
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,769,348
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,769,348

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,769,348
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.5%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 524643103	13G/A	Page 7 of 9

Explanatory Note: This Amendment No. 1 (this “Amendment”) to the Schedule 13G filed with the Securities and Exchange Commission on December 11, 2017 by the Reporting Persons (as defined below) relating to Legacy Acquisition Corp., a Delaware Corporation (the “Issuer”), amends and supplements certain of the items set forth therein.

As used in this Amendment, the term “Reporting Persons” collectively refers to:

•	Coliseum Capital Management, LLC (“CCM”);

•	Coliseum Capital, LLC (“CC”);

•	Coliseum Capital Partners, L.P. (“CCP”);

•	Adam Gray (“Gray”); and

•	Christopher Shackelton (“Shackelton”).

Item 4.	Ownership

Item 4 is hereby amended and supplemented as follows:

The information relating to the beneficial ownership of Class A Common Stock, par value $0.0001 (“Common Stock”), by each of the Reporting Persons set forth in Rows 5 through 9 and Row 11 of the cover pages hereto is incorporated herein by reference.

The ownership percentage of each Reporting Person set forth in Row 11 of the cover pages hereto has been calculated based on an assumed total of 29,305,180 shares of Common Stock issued and outstanding as of January 21, 2020, as reported by the Issuer in its Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 22, 2020.

Item 8.	Identification and Classification of Members of the Group.

Item 8 is hereby amended and supplemented as follows:

CCM is the investment adviser to CCP, which is an investment limited partnership. CC is the General Partner of CCP. Gray and Shackelton are the managers of CC and CCM.

The Reporting Persons may be deemed to be members of a group with respect to the Common Stock owned of record by CCP and a separate account managed by CCM (the “Separate Account”). CCP is the record owner of 2,022,219 shares of Common Stock and the Separate Account is the record owner of 747,129 shares of Common Stock.

Item 10.	Certifications

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2020

COLISEUM CAPITAL MANAGEMENT, LLC		COLISEUM CAPITAL, LLC

By:	/s/ Chivonne Cassar	By:	/s/ Chivonne Cassar
	Chivonne Cassar, Attorney-in-fact		Chivonne Cassar, Attorney-in-fact

COLISEUM CAPITAL PARTNERS, L.P.		ADAM GRAY

By:	Coliseum Capital, LLC, General Partner

By:	/s/ Chivonne Cassar	By:	/s/ Chivonne Cassar
	Chivonne Cassar, Attorney-in-fact		Chivonne Cassar, Attorney-in-fact

CHRISTOPHER SHACKELTON

By:	/s/ Chivonne Cassar
Chivonne Cassar, Attorney-in-fact

CUSIP No. 524643103	13G/A	Page 9 of 9

EXHIBIT INDEX

Exhibit	Description

1.	Joint Filing Agreement, dated December 11, 2017 by and among the Reporting Persons (incorporated by reference to Exhibit 1 to the Schedule 13G filed by the Reporting Persons with the Securities and Exchange Commission on December 11, 2017).